

8-51012

SEC[illegible] ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51012

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IDEAS IN MOTION, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1831 A Hicks Road
(No. and Street)

Rolling Meadows, IL 60008
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Al Sherbin (847) 963-0292

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CTFZ, LLC
(Name – *if individual, state last, first, middle name*)

542 South Dearborn Street, Suite 560, Chicago, Illinois 60605
(Address) (City) (State) (Zip Code)


SEC MAIL
FEB 2 8 2007
WASH. D.C.
SECTION

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, ~~Alan Sherbin~~ JOSEPH WALL, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Ideas In Motion, LLC as of December 31, 2006, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature:

~~Alan Sherbin~~ JOSEPH WALL
Managing Member

Notary Public


"OFFICIAL SEAL"
June Barbalace
Notary Public, State of Illinois
My Commission Exp. 10/20/2009

For Joseph Wall

IDEAS IN MOTION, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

(x)		Independent Auditor's Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Member's Capital
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (Not Applicable)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (Not Required)
( )	(k)	a Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (Not Applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	Copy of the SIPC Supplemental Report (Not Required)
(x)	(n)	A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

IDEAS IN MOTION, LLC

ROLLING MEADOWS, ILLINOIS

FINANCIAL STATEMENTS

DECEMBER 31, 2006

*


SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH, D.C.
SECTION

CTFZ, LLC
ACCOUNTANTS AND AUDITORS

542 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

INDEPENDENT AUDITOR'S REPORT

To the Members
Ideas In Motion, LLC

We have audited the accompanying statement of financial condition of Ideas In Motion, LLC as of December 31, 2006, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ideas In Motion, LLC as of December 31, 2006, and its results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit has been made primarily for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CTFZ, LLC

Chicago, Illinois
February 26, 2007

EXHIBIT A

IDEAS IN MOTION, LLC

Statement of Financial Condition
December 31, 2006

ASSETS

Cash on hand and in banks	$ 20,595
Amounts receivable from broker-dealers	1,892,785
Securities owned	26,751,721
Investment - Joint Back Office Stock, at cost	10,000
Property and equipment net of accumulated depreciation of $52,459	2,330
Other Assets	1,300
Total Assets	$ 28,678,731

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 10,975
Securities sold, not yet purchased	26,748,694
Total Liabilities	$ 26,759,669
Commitments and contingent liabilities (Note 5)	
Members' equity	1,919,062
Total Liabilities and Members' Equity	$ 28,678,731

The accompanying notes are an integral part of this financial statement.

EXHIBIT B

IDEAS IN MOTION, LLC

Statement of Income
for the Year ended December 31, 2006

Revenues		
Trading income		$ 911,878
Dividend income		73,054
Interest income		1,851
Stock borrowed rebates		789,164
Other income		6,231
Total Revenues		$ 1,782,178
Expenses		
Clearing fees	$ 14,302	
Commissions and execution charges	16,819	
Dividend expense	25,051	
Interest expense	844,626	
Depreciation and amortization	2,973	
Other operating expenses	140,906	
Total Expenses		$ 1,044,677
Net Income		$ 737,501

The accompanying notes are an integral part of this financial statement.

EXHIBIT C

IDEAS IN MOTION, LLC

Statement of Changes in Members' Equity for the Year ended December 31, 2006

Members' equity, beginning of year	$	1,684,063
Net income for the year ended December 31, 2006		737,501
Members' withdrawals		(502,502)
Members' equity, end of year	$	1,919,062

The accompanying notes are an integral part of this financial statement.

EXHIBIT D

IDEAS IN MOTION, LLC

Statement of Cash Flows
for the Year ended December 31, 2006

Cash provided by (applied to) operating activities		
Net income	$	737,501
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		2,973
Changes in operating assets and liabilities		
Securities owned		(18,899,267)
Amounts receivable from broker-dealers		(125,459)
Accounts payable and accrued expenses		(16,973)
Securities sold, not yet purchased		18,814,598
Net cash provided by operating activities	$	513,373
Cash provided by (applied to) financing activities		
Distributions to members		(502,502)
Net cash applied to financing activities	$	(502,502)
Net decrease in cash	$	10,871
Cash and cash equivalents at January 1, 2006		9,724
Cash and cash equivalents at December 31, 2006	$	20,595
Supplemental disclosure of cash flow information		
Cash paid during the period for interest	$	844,626
Cash paid during the period for taxes	$	-

The accompanying notes are an integral part of this financial statement.

IDEAS IN MOTION, LLC

Notes to Financial Statements
December 31, 2006

NOTE 1 - ORGANIZATION

The Company was organized April 15, 1998. The Company is a broker-dealer and an electronic member of the Pacific Exchange; the Company trades in equity securities. The Company does not carry customer accounts as defined in rule 15c3-3 of the Securities Act.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Securities transactions, commissions and expenses are recorded on trade date.

Mark-to-Market - Securities owned and securities sold, not yet purchased are recorded at market value on trade date.

Cash and Cash Equivalents - For financial statement purposes, all highly liquid debt instruments with a maturity of three months or less at date of acquisition are considered to be cash equivalents.

Depreciation - Depreciation is recorded using accelerated methods over the useful life of the related assets.

Management's Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company is treated as a partnership under the Internal Revenue Code. The Company allocates taxable income or loss to the Members of the Company, who are responsible for reporting the taxes thereon. Accordingly, no income tax provision has been included in the determination of net income.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and, except for joint back office stock, are either already reflected at fair values, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include corporate securities. The trading of these financial instruments is conducted with other registered broker-dealers. The Company's exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the statement of financial condition.

Upon occasion the Company enters into short sale transactions. Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance-sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company leases office space under an agreement expiring in 2008. Approximate minimum lease payments under this agreement, exclusive of executory costs, are as follows:

Year	Amount
2007	15,894
2008	15,235
Total	$46,264

Office rental expense was $15,378 for 2006.

There were no contingent liabilities at the statement date.

IDEAS IN MOTION, LLC

Notes to Financial Statements (Concluded)
December 31, 2006

NOTE 6 - CAPITAL REQUIREMENTS

The Company is subject to the capital requirement rules of the New York Stock Exchange. Company net capital was determined to be $1,810,094 under these rules; this amount exceeded the minimum requirement by $1,710,094 at December 31, 2006.

IDEAS IN MOTION, LLC

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2006

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Broker or Dealer Ideas in Motion, LLC as of 12/31/06

COMPUTATION OF NET CAPITAL

Item			Code	Amount	Code	Amount	Code
1. Total ownership equity (from Statement of Financial Condition - Item 1800)						$ 1,919,062	3480
2. Deduct: Ownership equity not allowable for net capital							3490
3. Total ownership equity qualified for net capital						1,919,062	3500
4. Add							
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital							3520
B. Other (deductions) or allowable credits (List)							3525
5. Total capital and allowable subordinated liabilities						$ 1,919,062	3530
6. Deductions and/or charges							
A. Total non-allowable assets from: Statement of Financial Condition (Notes B and C)				$ 13,630	3540		
1. Additional charges for customers' and non-customers' security accounts					3550		
2. Additional charges for customers' and non-customers' commodity accounts					3560		
B. Aged fail-to-deliver					3570		
1. Number of Items		3450					
C. Aged short security differences - less reserve of		3460			3580		
number of items		3470					
D. Secured demand note deficiency					3590		
E. Commodity futures contracts and spot commodities proprietary capital charges					3600		
F. Other deductions and/or charges					3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)					3615		
H. Total deductions and/or charges						13,630	3620
7. Other additions and/or allowable credits (list)							3630
8. Net capital before haircuts on securities positions						1,905,432	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):							
A. Contractual securities commitments					3660		
B. Subordinated securities borrowings					3670		
C. Trading and investment securities:							
1. Bankers' acceptances, certificates of deposit and commercial paper					3680		
2. U.S. and Canadian government obligations					3690		
3. State and municipal government obligations					3700		
4. Corporate obligations					3710		
5. Stocks and warrants					3720		
6. Options					3730		
7. Arbitrage					3732		
8. Other securities				95,338	3734		
D. Undue concentration					3650		
E. Other (list)					3736		3740
10. Net Capital						1,810,094	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Broker or Dealer Ideas in Motion, LLC as of 12/31/06

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$ 732	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 100,000	3760
14. Excess net capital (line 10 less 13)			$ 1,710,094	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			1,808,997	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			10,975	3790
17. Add:				
A. Drafts for immediate credit		3800		
B. Market value of securities borrowed for which no equivalent is paid or credited		3810		
C. Other unrecorded amounts (List)		3820	-	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c)(1)(vii))				3838
19. Total aggregate indebtedness			10,975	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			1%	3850
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 / line 10 less item 4880 page 11)			1%	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirment pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess net capital (line 10 less 24)		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 / line 17 page 8)		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 / line 17 page 8)		3854
28. Net capital in excess of: 5% of combined aggregate debit items or $120,000		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) / Net Capital		3852

Notes:

(A) The minimum net capital requirements should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness of 2% of aggregate debits if alternative method used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

IDEAS IN MOTION, LLC

Reconciliation of Computation of Net Capital
December 31, 2006

There were no material differences between the audited and unaudited computation of net capital under Rule 15c3-1.

IDEAS IN MOTION, LLC

Computation for Determination of Reserve Requirements
for Brokers and Dealers Pursuant to
Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2006

The Company does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 under the Securities Exchange Act of 1934.

CTFZ, LLC
ACCOUNTANTS AND AUDITORS

542 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

To the Members
Ideas In Motion, LLC
Rolling Meadows, Illinois

In planning and performing our audit of the financial statements of Ideas In Motion, LLC for the year ended December 31, 2006, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we made a study of the practices and procedures followed by the company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of an internal control structure and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Due to the limited size of the company and number of personnel involved in the accounting function, conditions exist that do not permit the separation of duties or certain other controls and procedures for reliance or implementation of a detailed system of internal controls. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Pacific Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

CTFZ, LLC

Chicago, Illinois
February 26, 2007

END